UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024.

Commission File Number 001-40772

Cellebrite DI Ltd.
(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On September 18, 2024, Cellebrite DI Ltd. (the “Company”) issued a press release announcing the results of the Company’s previously announced redemption (the “Redemption”) of all of its (i) outstanding public warrants (the “Public Warrants”) to purchase ordinary shares of the Company, par value NIS 0.00001 per share (the “Ordinary Shares”), that were issued pursuant to that certain Assignment, Assumption and Amended and Restated Warrant Agreement, dated on August 30, 2021 (the “Warrant Agreement”), between the Company and Equiniti Trust Company, LLC (as successor to American Stock Transfer & Trust Company, LLC) (“Equiniti”) and (ii) outstanding private placement warrants to purchase Ordinary Shares (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”) that were issued by TWC Tech Holdings II Corp. (“TWC”) in a private placement transaction under the Private Placement Warrants Purchase Agreement, dated as of September 10, 2020, by and between TWC and TWC Tech Holdings II, LLC, on the same terms as the outstanding Public Warrants, in each case for a redemption price of $0.10 per Warrant.

The Public Warrants were originally issued by TWC in connection with its initial public offering. They were subsequently assumed by the Company and converted into warrants to purchase Ordinary Shares of the Company as a result of the Company’s business combination with TWC which was consummated on August 30, 2021 (the “Business Combination”). The Private Placement Warrants were also converted into warrants to purchase Ordinary Shares of the Company as a result of the Business Combination.

Of the 19,999,449 Public Warrants that were outstanding as of August 15, 2024, 4,645 Public Warrants were exercised for cash at an exercise price of $11.50 per Ordinary Share in exchange for an aggregate of 4,645 Ordinary Shares and 19,878,580 Public Warrants were exercised on a cashless basis in exchange for an aggregate of 6,798,440 Ordinary Shares. The Public Warrants that were exercised represented 99.4% of the outstanding Public Warrants in the aggregate. A total of 116,224 Public Warrants remained unexercised as of the Redemption Date, and the Company redeemed those Public Warrants for an aggregate redemption price of $11,622.40. Following the Redemption Date, the Company had no Public Warrants outstanding.

Of the 9,666,667 Private Placement Warrants that were outstanding as of August 15, 2024, the Company received a notice of exercise with respect to all of the Private Placement Warrants, to be exercised on a cashless basis in exchange for an aggregate of 3,306,000 Ordinary Shares. The holder of the Private Placement Warrants did not benefit from the ruling obtained by the Company from the Israeli Tax Authority ("ITA") with respect to cashless exercises by holders of Public Warrants as described in the Company’s previously issued notice of redemption and, therefore, the Company has granted such holder until February 25, 2025 (the “Outside Date”) to obtain an exemption from withholding tax from the ITA. The number of Ordinary Shares issuable upon exercise of the Private Placement Warrants is not subject to change or adjustment. The Ordinary Shares will not be issued until the earlier of such exemption being obtained and the Outside Date.

In connection with the Redemption, the Public Warrants stopped trading on the Nasdaq Global Select Market (“Nasdaq”) and have been delisted. The Redemption had no effect on the trading of the Company’s Ordinary Shares, which continue to trade on Nasdaq under the ticker symbol “CLBT.”

A copy of the press release is furnished as Exhibit 99.1 hereto.

Neither this Current Report on Form 6-K nor the press release attached hereto as Exhibit 99.1 constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release, dated September 18, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

September 18, 2024	By:	/s/ Dana Gerner
Dana Gerner
Chief Financial Officer

2